N E W S R E L E A S E

March 25, 2010

2009 Annual Financial Results

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce its recent financial position and its annual results for 2009.  All amounts are expressed in United States dollars.

The Company’s cash position at the end of March 2010 is approximately $118 million.

For the year ended December 31, 2009 the Company has reported a loss of $5.5 million.  The results compare to 2008 when the Company reported a loss of $5.7 million, including $2.0 million of income from discontinued operations.

Included in the Company’s MD&A are management’s report on the Company’s Bisha Project construction progress, as well as economics and cash flows for the project.  The project is now over 50% complete and commissioning is expected to commence in late 2010.  Photographs of the construction progress can be found at www.nevsun.com/properties/photo_gallery.

Complete details of the 2009 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning cash position, construction progress and project economics.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 10-08.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com